May 29, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention: Christine Westbrook

Re:	Trillium Therapeutics Inc.
Registration Statement on Form F-3 (File No. 333-224983) - Acceleration Request
Requested Date: Thursday, May 31, 2018
Requested Time: 4:30 P.M. Eastern Time

Dear Ms. Westbrook:

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Trillium Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 31, 2018, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

            Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Thomas Levato at (212) 459-7256. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Thomas Levato, by facsimile to (646) 558-4140.

            In connection with the foregoing, the Company hereby acknowledges the following:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Trillium Therapeutics Inc.

By:	/s/ James Parsons
James Parsons
Chief Financial Officer